SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                                (Amendment No. 6)

                    Under the Securities Exchange Act of 1934

                               Steven Madden, Ltd.
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
                         (Title of Class of Securities)

                                       N/A
                                   ----------
                                 (CUSIP Number)

                                 Jordan Belfort
                               500 North Broadway
                                   Suite 240
                            Jericho, New York 11753
                                 (516) 938-5500

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                               December 22, 1997

             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Statement because of Rule 13d-1(b)(3) or (4), check the following: |_|

      Check the following box if a fee is being paid with this Statement: |_|

                                 SCHEDULE 13D

CUSIP NO. N/A

 1    NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
      PERSONS

      Jordan Belfort

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a) |_|
      (b) |_|

 3    SEC USE ONLY

 4    SOURCE OF FUNDS
      PF

 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                                    |X|

 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States

  Number of   7    SOLE VOTING POWER                   1,214,371
 Shares Bene-
  ficially    8    SHARED VOTING POWER                 90,000
 Owned by     9    SOLE DISPOSITIVE POWER              1,214,371
 Reporting    10   SHARED DISPOSITIVE POWER            90,000
 Person With

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,304,371

 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
      SHARES                                                             |_|

 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          15.6%

 14   TYPE OF REPORTING PERSON*
          IN

                                 SCHEDULE 13D

CUSIP NO. N/A

 1    NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
      PERSONS

      J2 Holdings, Incorporated

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a) |_|
      (b) |_|

 3    SEC USE ONLY

 4    SOURCE OF FUNDS
      PF

 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                                    |X|

 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      New York

  Number of   7    SOLE VOTING POWER                   NONE
 Shares Bene-
  ficially    8    SHARED VOTING POWER                 90,000
 Owned by     9    SOLE DISPOSITIVE POWER              NONE
 Reporting    10   SHARED DISPOSITIVE POWER            90,000
 Person With

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          90,000

 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
      SHARES                                                            |_|

 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          1.1%

 14   TYPE OF REPORTING PERSON*
          CO

Item 1.     Security and Issuer.
            Common Stock, $.0001 par value ("Madden Common")

            Steven Madden, Ltd. (the "Issuer")
            52-16 Barnett Avenue
            Long Island City, New York 11104

Item 2.     Identity and Background.

      Names of Person Filing:

      (a) This statement is filed on behalf of J2 Holdings, Incorporated ("J2 Holdings") and Jordan Belfort (collectively, "Reporting Parties"). See attached Exhibit A which is a copy of their agreement in writing to file this statement on behalf of each of them.

      (b) J2 Holdings' and Mr. Belfort's business address is 500 North Broadway, Suite 240, Jericho, New York 11753.

      (c) Mr. Belfort's present principal occupation is the management of personal and family investments. Mr. Belfort sometimes engages in such activities through JRB Group, Incorporated, with offices at is 500 North Broadway, Suite 240, Jericho, New York 11753. Mr. Belfort is the sole shareholder of J2 Holdings,_ a Subchapter S corporation incorporated in New York.

      (d) Mr. Belfort and J2 Holdings and its respective officers and directors have not been convicted in a criminal proceeding.

      (e) In 1994, Mr. Belfort consented, without admitting or denying any allegations of wrongdoing, to the entry of a civil judgment of injunction enjoining him from further violations of federal and state securities laws.

      (f) Mr. Belfort is a citizen of the United States.

Item 3.     Source and Amount of Funds or Other Consideration.

            As previously reported in the original statement on Schedule 13D (the "Original Statement") filed by the Jordan Belfort on September 17, 1997, Mr. Belfort had used his personal funds to purchase 929,371 shares of Madden Common (approximately $210,000 for 30,000 of such shares and approximately $4,496,855 for the balance of such shares). In addition, in connection with the Issuer's initial public offering, Mr. Belfort, as an employee of the Issuer's underwriter, was issued units (the "Units") granting the right to purchase an additional 315,000 shares of Madden Common at a purchase price of $5.80 per share. During the period September 20, 1997 through November 21, 1997, J2 Holdings purchased an additional 95,000 shares of Madden Common at prices ranging from $7.37 to $8.16 per share and 10,000 warrants at $3.25 per warrant

----------
(1) Please see attached Exhibit B indicating the executive officers and directors of J2 Holdings and providing information called for by Items 2-6 of this statement as to said officers and directors. Exhibit B is herein incorporated by reference.

which are convertible into 10,000 shares of Madden Common at a conversion price of $5.50 per warrant. These purchases were reflected in the Schedule 13D Amendment filed on September 18, 1997, Schedule 13D Amendment filed on September 30, 1997, Schedule 13D Amendment filed on October 16, 1997, Schedule 13D Amendment filed on October 28, 1997 and Schedule 13D Amendment filed on November 21, 1997 ("Amendment No. 5"). As of the date of the filing of Amendment No. 5, the Reporting Parties beneficially owned 1,349,371 shares of Madden Common. Subsequent to the filing of Amendment No. 5, J2 Holdings sold 5,000 shares of Madden Common at $7.00 per share on December 22, 1997, 16,000 shares of Madden Common at $6.97 per share on December 22, 1997, 4,000 shares of Madden Common at $6.81 per share on December 23, 1997, 7,000 shares of Madden Common at $6.81 per share on December 24, 1997, 4,000 shares of Madden Common at $6.81 per share on December 26, 1997, 4,000 shares of Madden Common at $6.81 per share on December 29, 1997 and 5,000 shares of Madden Common at $6.94 per share on December 29, 1997.

Item 4.     Purpose of Transaction.

            Mr. Belfort presently intends to attempt to purchase (subject to price and availability) additional shares of Madden Common. In addition, Mr. Belfort presently intends to nominate one or more persons to stand for election at the issuer's next meeting of stockholders.

            Except as indicated in this Schedule 13D, the Reporting Parties currently have no plans or proposals that relate to or would result in any of the matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.     Interest in Securities of the Issuer.

      (a) As of January 6, 1998, Mr. Belfort, directly, and through acquisition of shares by J2 Holdings, beneficially owned 1,304,371 shares or 15.6% of the Issuer's Common Stock, including the 315,000 shares issuable upon exercise of the Units, and J2 Holdings beneficially owned 90,000 shares of the Issuer's Common Stock including 10,000 shares issuable upon conversion of the 10,000 warrants. Each warrant entitles its holder to purchase one share of common stock at a price of $5.50 per share. The warrants are exercisable through December 10, 1998, and may be redeemed by the Company, under certain conditions. On October 18, 1997, Mr. Belfort was notified of a motion by Issuer, Mr. Steven Madden and Bocap Corp. to enjoin the transfer to Mr. Belfort of the 899,371 shares of Issuer's Common Stock that are the subject of the Original Statement.

      (b) Mr. Belfort holds the power to vote or to direct the vote, to dispose or to direct the disposition of all 1,304,371 shares, subject in the case of the 315,000 shares underlying the Units, to the purchase of such shares at a price of $5.80 per share and in the case of the 10,000 shares underlying the warrants to the conversion of the warrants at a price of $5.50 per warrant. J2 Holdings holds the power to vote (shared with Mr. Belfort) and to dispose (shared with Mr. Belfort) 90,000 shares of the Issuer's Common Stock. On October 18, 1997, Mr. Belfort was notified of a motion by Issuer, Mr. Steven Madden and Bocap Corp. to enjoin the transfer to Mr. Belfort of the 899,371 shares of Issuer's Common Stock that are the subject of the Original Statement.

      (c) Since the filing of Amendment No. 5, Mr. Belfort, through J2 Holdings has sold 45,000 shares of Madden Common in open market transactions at prices ranging from $6.81 to $7.00 per share.

      (d) & (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer

            Except as indicated in this 13D and the attached exhibits, there is no contract, arrangement, understanding or relationship between the Reporting Parties and any other person, with respect to any securities of the Issuer.

Item 7.     Material to be Filed as Exhibits:

EXHIBIT A         Copy of an Agreement between Jordan Belfort and J2
                  Holdings to file this statement on Schedule 13D on behalf of each of them.

EXHIBIT B         List of executive officers and directors of J2 Holdings
                  and information called for by Items 2-6 of this Statement relating to said officers and directors.

                                   SIGNATURES

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          J2 HOLDINGS, INCORPORATED
Dated:      January 6, 1998
            Jericho, New York             By:   /s/ Jordan Belfort
                                                ---------------------------
                                                Jordan Belfort
                                                President

Dated:      January 6, 1998
            Jericho, New York             By:   /s/ Jordan Belfort
                                                ---------------------------
                                                Jordan Belfort

                                   EXHIBIT A

                                   AGREEMENT

                          JOINT FILING OF SCHEDULE 13D

            The undersigned hereby agrees to jointly prepare and file with regulatory authorities a Schedule 13D and any future amendments thereto reporting each of the undersigned's ownership of securities of Steven Madden, Ltd. and hereby affirms that such Schedule 13D is being filed on behalf of each of the undersigned.


                                                J2 HOLDINGS, INCORPORATED
Dated:      January 6, 1998
            Jericho, New York                   By:   /s/ Jordan Belfort
                                                      -------------------------
                                                      Jordan Belfort
                                                      President

Dated:      January 6, 1998
            Jericho, New York                   By:   /s/ Jordan Belfort
                                                      -------------------------
                                                      Jordan Belfort

                                   EXHIBIT B

            The name and principal occupation or employment, which is each instance is with J2 Holdings, Incorporated ("J2 Holdings") located at 500 North Broadway, Suite 240, Jericho, New York 11753, of each executive officer and director of J2 Holdings is as follows:

NAME                                      PRINCIPLE OCCUPATION
                                          OR EMPLOYMENT

Jordan Belfort                            President of J2 Holdings; Mr.
                                          Belfort's present principal occupation
                                          is the management of personal and
                                          family investments. Mr. Belfort
                                          sometimes engages in such activities
                                          with JRB Group, Incorporated, with
                                          offices at 500 North Broadway, Suite
                                          240, Jericho, New York, 11753.

Item 2-6.
            Please refer to Items 2-6 herein reporting the beneficial ownership.